 SUPPLEMENT TO THE U.S. OFFER TO PURCHASE DATED
JANUARY 26, 2007

E.ON ZWÖLFTE VERWALTUNGS GMBH,
 A WHOLLY OWNED SUBSIDIARY OF

E.ON AG

HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE
FOR CASH
ALL OUTSTANDING ORDINARY SHARES AND ADSs
 OF

ENDESA, S.A.

TO
 €38.75 PER ORDINARY SHARE AND PER ADS

This U.S. Offer and withdrawal rights will now expire at 6:00 p.m.,
New York City time, on March 29, 2007,
unless E.ON Zwölfte Verwaltungs GmbH extends
the U.S. Offer or unless it lapses or is withdrawn.

The U.S. Offer is open to all holders of ordinary shares who are resident in the United States and to all holders of ADSs, wherever located. A separate, concurrent Spanish Offer is open to all holders of ordinary shares, whether resident in Spain or outside of Spain, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the Spanish Offer. This Supplement and the Offer to Purchase cover only the U.S. Offer.

The U.S. Offer and the Spanish Offer are conditioned on receipt of valid tenders in the U.S. Offer and the Spanish Offer for at least an aggregate of 529,481,934 ordinary shares (including ordinary shares represented by ADSs), representing 50.01% of Endesa’s share capital. The U.S. Offer and the Spanish Offer are also conditioned upon modifications being made to Endesa’s articles of association. In addition, the U.S. Offer is conditioned on the completion of the Spanish Offer.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, at its telephone number or address set forth on the last page of this Supplement. Additional copies of this Supplement, the Offer to Purchase, the revised Share Form of Acceptance, the revised ADS Letter of Transmittal, the revised Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent.

The U.S. Tender Agent for the U.S. Offer is:

The Information Agent for the U.S. Offer is:

February 14, 2007

IMPORTANT

If you hold ordinary shares through a custodian, such as a broker, dealer, commercial bank, trust company or other nominee, to accept the U.S. Offer you must complete and sign the revised Share Form of Acceptance and send it to the U.S. Tender Agent and instruct your custodian to transfer your ordinary shares to the U.S. Tender Agent’s custodian account in Spain, in each case before the expiration of the acceptance period. If you hold ADSs in certificate form, to accept the U.S. Offer you must deliver your American depositary receipts representing your ADSs, together with a completed and signed revised ADS Letter of Transmittal, to the U.S. Tender Agent along with any other required documents before the expiration of the acceptance period. If you hold ADSs through a custodian, such as a broker, dealer, commercial bank, trust company or other nominee, your custodian can tender your ADSs through The Depository Trust Company.

If you cannot complete the tender of your Endesa securities in the manner described above on a timely basis, you may nevertheless be able to tender your Endesa securities by following the procedures for guaranteed delivery.

Endesa’s board of directors has unanimously determined that the offer price of €38.75 is fair from a financial point of view to Endesa’s shareholders and recommends that shareholders vote in favor of the modifications to Endesa’s articles of association at Endesa’s general shareholders’ meeting on March 20, 2007.

SUMMARY TERM SHEET

E.ON Zwölfte Verwaltungs GmbH (which is referred to as ‘‘E.ON 12’’), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (which is referred to as ‘‘E.ON’’), is now offering to acquire all the outstanding ordinary shares, par value €1.20 per share (which are referred to as the ‘‘ordinary shares’’), and American depositary shares (which are referred to as the ‘‘ADSs’’, and together with the ordinary shares, as the ‘‘Endesa securities’’) of Endesa, S.A., a Spanish public limited company (which is referred to as ‘‘Endesa’’), at a price of €38.75 in cash for each ordinary share and each ADS, upon the terms and subject to the conditions of the U.S. offer (which is referred to as the ‘‘U.S. Offer’’) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension of amendment) as described in the offer to purchase, dated January 26, 2007 (which, as amended and supplemented by this Supplement, is referred to as the ‘‘Offer to Purchase’’). E.ON 12 is also making a separate, concurrent Spanish offer (which is referred to as the ‘‘Spanish Offer’’ and, together with the U.S. Offer, the ‘‘Offers’’) for the ordinary shares.

The U.S. Offer is open to all holders of ordinary shares who are resident in the United States and to all holders of ADSs, wherever located.

The following are some of the questions that you, as a holder of Endesa securities, may have and the answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in this Supplement, the Offer to Purchase, the revised Share Form of Acceptance, the revised ADS Letter of Transmittal and the revised Notice of Guaranteed Delivery. Therefore, E.ON urges you to carefully read this entire Supplement, the Offer to Purchase, the revised Share Form of Acceptance, the revised ADS Letter of Transmittal and the revised Notice of Guaranteed Delivery prior to making any decision regarding whether or not to tender your ordinary shares and ADSs.

The summary term sheet of the Offer to Purchase is amended and supplemented as follows:

Q:	Why are you sending this Supplement?

A:	This Supplement is being sent to inform you that the offer price under the U.S. Offer has been increased to €38.75 in cash per ordinary share and ADS from the previous offer price of €24.905. In addition, the acceptance period of the U.S. Offer has been extended by E.ON 12 until 6:00 p.m., New York City time, on March 29, 2007.

Q:	What would I now receive in exchange for my ordinary shares or ADSs?

A:	E.ON 12 is offering to pay €38.75 in cash for each ordinary share and each ADS validly tendered in the U.S. Offer and not withdrawn. As a matter of Spanish law, E.ON 12 will not be permitted to further increase the offer price under the Offers.

In the event that Endesa pays any dividend before the date of acceptance for payment of Endesa securities tendered under the U.S. Offer, the consideration offered per ordinary share and per ADS will be reduced by an amount equivalent to the gross dividend distributed per ordinary share. However, this reduction remains subject to the limitation that the offer price resulting from such reduction shall always be higher than the value of the consideration offered by Gas Natural, as adjusted pursuant to the mechanism set forth in its prospectus dated February 27, 2006, despite Gas Natural’s withdrawal of its offer for Endesa.

Endesa announced that Endesa shareholders who participate in Endesa’s general shareholders’ meeting in person or by proxy will be entitled to receive €0.15 per ordinary share held by such shareholders. However, E.ON 12 will not reduce the offer price by any amount paid to such shareholders.

Q:	How does the increased offer price compare with prices of ordinary shares and ADSs before the announcement of the Offers?

A:	The increased offer price of €38.75 in cash per ordinary share and ADS represents a premium of:

•	108.8% to the closing price of €18.56 per ordinary share on September 2, 2005, the last business day prior to the announcement by Gas Natural confirming that it was making an offer for Endesa, and 108.6% to the closing price of $23.29 per ADS on that date (based on an exchange rate expressed in U.S. dollars per euro of $1.2538 = €1.00, which was the Federal Reserve Bank of New York noon buying rate on that date);

•	52.1% to the closing price of €25.48 per ordinary share on February 20, 2006, the last business day prior to the announcement that E.ON 12 had filed an offer for Endesa with the CNMV, and 54.6% to the closing price of $29.84 per ADS on February 17, 2006, the last business day in New York prior to the announcement that E.ON 12 had filed an offer for Endesa with the CNMV (based on an exchange rate expressed in U.S. dollars per euro of $1.1906 = €1.00, which was the Federal Reserve Bank of New York noon buying rate on February 17, 2006);

•	117.3% to the average closing price of €17.83 per ordinary share over the six months preceding September 2, 2005 and 117.6% to the average closing price of $22.36 per ADS over the same period (based on an exchange rate expressed in U.S. dollars per euro of $1.2554 = €1.00, which was the average of the Federal Reserve Bank of New York noon buying rates on the dates within that period); and

•	30.0% to the average closing price of €29.81 per ordinary share over the 12 months preceding February 3, 2007 and 30.0% to the average closing price of $37.67 per ADS over the same period (based on an exchange rate expressed in U.S. dollars per euro of $1.2641 = €1.00, which was the average of the Federal Reserve Bank of New York noon buying rates on the dates within that period).

Q:	If I already tendered my Endesa securities in the original U.S. Offer, do I have to do anything else?

A:	No. Holders of Endesa securities who have validly tendered and not withdrawn their Endesa securities pursuant to the U.S. Offer using the Share Form of Acceptance or the ADS Letter of Transmittal previously made available to holders of Endesa securities will not have to take any further action in order to receive the increased offer price of €38.75 in cash per ordinary share and ADS.

Q:	Has the expiration date of the U.S. Offer changed?

A:	Yes. Holders of Endesa securities now have until 6:00 p.m., New York City time, on March 29, 2007, to accept the U.S. Offer, unless the U.S. Offer is extended, lapses or is withdrawn.

Q:	What is the recommendation of Endesa’s board of directors?

A:	On February 6, 2007, Endesa’s board of directors unanimously determined that the offer price of €38.75 is fair from a financial point of view to Endesa’s shareholders and recommended that shareholders vote in favor of the modifications to Endesa’s articles of association at Endesa’s general shareholders’ meeting. In addition, the members of Endesa’s board of directors who hold ordinary shares have indicated their intention to vote in favor of the modifications of the articles of association.

Q:	Does E.ON 12 have the financial resources to make payment?

A:	Yes. In order to finance the Offers at the increased offer price of €38.75 in cash per ordinary share and ADS, E.ON entered into a new additional term loan and guarantee facility agreement with HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG on February 2, 2007 (which is referred to as the ‘‘Supplemental Facility Agreement’’). See Section 16 (‘‘Source and Amount of Funds’’) of this Supplement.

Q:	When and where will the Endesa general shareholders’ meeting be held?

A:	On February 6, 2007, Endesa announced that the general shareholders’ meeting will be held on March 20, 2007, at Palacio de Deportes de la Comunidad de Madrid, Avenida de Felipe II, s/n, Madrid, Spain, to allow Endesa’s shareholders to adopt the resolutions upon which the Offers are conditioned.

Q:	What are the decisions to be made at the general shareholders’ meeting?

A:	The Endesa general shareholders’ meeting is being called to allow Endesa’s shareholders to adopt resolutions to modify the following articles of Endesa’s articles of association:

•	article 32 (‘‘Limits of voting rights’’) of Endesa’s articles of association, eliminating all limitations and restrictions regarding the maximum number of votes that shareholders of Endesa may exercise, which, among other things, limit the number of votes a shareholder of Endesa may exercise to 10% of Endesa’s share capital;

•	articles 37 (‘‘Number and classes of directors’’), and 38 (‘‘Term of office’’) of Endesa’s articles of association, eliminating the requirements related to the composition of the board of directors of Endesa and the types of the directors, including the requirement that the Endesa board of directors be composed of a majority of outside directors who are not representatives of shareholders; and

•	article 42 (‘‘Eligibility’’) of Endesa’s articles of association, eliminating the qualifications required to be appointed director or director with delegated authority (Consejero Delegado), other than the requirement of a lack of legal prohibitions, which provide that a director cannot: (a) be over the age of 70 (or the age of 66 in case of a director with delegated authority); (b) hold the capacity of representative, director or counsel in companies, or in entities controlling companies, considered to be competitors to Endesa; (c) be a member of more than five boards of other companies, subject to certain exceptions, including an exception to permit a director or director with delegated authority to be a member of the board of companies that are consolidated with Endesa for accounting purposes; and (d) hold, directly or indirectly, an office in a company that is a customer or supplier of Endesa or is connected to such a customer or supplier, to the extent that the director would have an interest in conflict with that of Endesa because of such office.

The Offers are conditioned upon the approval by Endesa’s shareholders of the modifications to Endesa’s articles of association described above.

Q:	Who can answer questions I might have about the U.S. Offer?

A:	If you have any questions about the U.S. Offer, you should contact Innisfree M&A Incorporated, the Information Agent for the U.S. Offer, at the following number: (888) 750-5834.

INTRODUCTION

This Supplement amends and supplements the offer to purchase dated January 26, 2007 (which, as amended and supplemented by this Supplement, is referred to as the ‘‘Offer to Purchase’’) of E.ON Zwölfte Verwaltungs GmbH (which is referred to as ‘‘E.ON 12’’), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (which is referred to as ‘‘E.ON’’). Pursuant to this Supplement, E.ON 12 is now offering to acquire all the outstanding ordinary shares, par value €1.20 per share (which are referred to as the ‘‘ordinary shares’’), and American depositary shares (which are referred to as the ‘‘ADSs’’ and, together with the ordinary shares, as the ‘‘Endesa securities’’) of Endesa, S.A., a Spanish public limited company (which is referred to as ‘‘Endesa’’), at a price of €38.75 in cash for each ordinary share and each ADS, upon the terms and subject to the conditions of the U.S. offer (which is referred to as the ‘‘U.S. Offer’’) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the Offer to Purchase. E.ON 12 is also making a separate, concurrent Spanish offer (which is referred to as the ‘‘Spanish Offer’’ and, together with the U.S. Offer, the ‘‘Offers’’) for the ordinary shares.

In the event that Endesa pays any dividend before the date of acceptance for payment of Endesa securities tendered under the U.S. Offer, the consideration offered per ordinary share and per ADS will be reduced by an amount equivalent to the gross dividend distributed per ordinary share. However, this reduction remains subject to the limitation that the offer price resulting from such reduction shall always be higher than the value of the consideration offered by Gas Natural, as adjusted pursuant to the mechanism set forth in its prospectus dated February 27, 2006, despite Gas Natural’s withdrawal of its offer for Endesa.

Endesa announced that Endesa shareholders who participate in Endesa’s general shareholders’ meeting in person or by proxy will be entitled to receive €0.15 per ordinary share held by such shareholders. However, E.ON 12 will not reduce the offer price by any amount paid to such shareholders.

Except as otherwise specifically provided in this Supplement, all the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the U.S. Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

Holders of Endesa securities who have validly tendered and not withdrawn their Endesa securities pursuant to the U.S. Offer using the Share Form of Acceptance or the ADS Letter of Transmittal previously made available to holders of Endesa securities will not have to take any further action in order to receive the increased offer price of €38.75 in cash per ordinary share and ADS.

Upon the terms and subject to the conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), E.ON 12 will accept for payment and pay for all ordinary shares and ADSs validly tendered and not withdrawn in accordance with the procedures set forth in Section 6 (‘‘Acceptance for Payment and Payment’’) of the Offer to Purchase on 6:00 p.m., New York City time, on March 29, 2007, unless the U.S. Offer is extended, lapses or is withdrawn.

This Supplement, the Offer to Purchase, the revised Share Form of Acceptance, the revised ADS Letter of Transmittal and the revised Notice of Guaranteed Delivery contain important information, which should be read carefully prior to making any decision regarding whether or not to tender your ordinary shares and ADSs.

THE U.S. OFFER

1.    Consideration.

The discussion set forth in Section 3 (‘‘Consideration’’) of the Offer to Purchase is amended and supplemented as follows:

The offer price under the U.S. Offer has been increased by E.ON 12 to €38.75 in cash per ordinary share and ADS from the previous offer price of €24.905.

In the event that Endesa pays any dividend before the date of acceptance for payment of Endesa securities tendered under the U.S. Offer, the consideration offered per ordinary share and per ADS will be reduced by an amount equivalent to the gross dividend distributed per ordinary share. However, this reduction remains subject to the limitation that the offer price resulting from such reduction shall always be higher than the value of the consideration offered by Gas Natural, as adjusted pursuant to the mechanism set forth in its prospectus dated February 27, 2006, despite Gas Natural’s withdrawal of its offer for Endesa.

Endesa announced that Endesa shareholders who participate in Endesa’s general shareholders’ meeting in person or by proxy will be entitled to receive €0.15 per ordinary share held by such shareholders. However, E.ON 12 will not reduce the offer price by any amount paid to such shareholders.

2.    Extension, Variation or Change in the U.S. Offer.

The discussion set forth in Section 4 (‘‘Extension, Variation or Change in the U.S. Offer’’) of the Offer to Purchase is amended and supplemented as follows:

General.

The acceptance period of the U.S. Offer has been extended by E.ON 12 until 6:00 p.m. New York City time on March 29, 2007.

Upon the terms and subject to the conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), E.ON 12 will accept for payment and pay for all ordinary shares and ADSs validly tendered and not withdrawn in accordance with the procedures set forth in Section 6 (‘‘Acceptance for Payment and Payment’’) of the Offer to Purchase on or prior to 6:00 p.m., New York City time, on March 29, 2007, unless the U.S. Offer is extended, lapses or is withdrawn.

As a matter of Spanish law, E.ON 12 will not be permitted to further increase the offer price under the Offers.

Spanish ‘‘Sealed Envelope’’ Procedure.

On February 2, 2007, pursuant to the Spanish ‘‘sealed envelope’’ procedure, E.ON 12 submitted proposed revised terms of the Spanish Offer to the CNMV for approval. The proposed revised terms were published by the CNMV on February 2, 2007, which provided for an increased offer price for the Spanish offer of €38.75 in cash per ordinary share. The CNMV approved the proposed increased offer price for the Spanish Offer on February 6, 2007.

3.    Conditions to the U.S. Offer.

The discussion set forth in Section 5 (‘‘Conditions to the U.S. Offer’’) of the Offer to Purchase is amended and supplemented as follows:

On February 6, 2007, Endesa announced that the general shareholders’ meeting will be held on March 20, 2007, at Palacio de Deportes de la Comunidad de Madrid, Avenida de Felipe II, s/n, Madrid, Spain, to allow Endesa’s shareholders to adopt the resolutions upon which the Offers are conditioned.

4.    Acceptance for Payment and Payment.

The discussion set forth in Section 6 (‘‘Acceptance for Payment and Payment’’) of the Offer to Purchase is amended and supplemented as follows:

Upon the terms and subject to the conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), E.ON 12 will accept for payment all ordinary shares and ADSs validly tendered and not withdrawn on or prior to 6:00 p.m., New York City time, on March 29, 2007, unless the U.S. Offer is extended, lapses or is withdrawn.

5.    Procedures for Accepting the U.S. Offer and Tendering Ordinary Shares and ADSs.

The discussion set forth in Section 7 (‘‘Procedures for Accepting the U.S. Offer and Tendering Ordinary Shares and ADSs’’) of the Offer to Purchase is amended and supplemented as follows:

Holders of Endesa securities who have validly tendered and not withdrawn their Endesa securities pursuant to the U.S. Offer using the Share Form of Acceptance or the ADS Letter of Transmittal previously made available to holders of Endesa securities will not have to take any further action in order to receive the increased offer price of €38.75 in cash per ordinary share and ADS.

6.    Withdrawal Rights.

The discussion set forth in Section 8 (‘‘Withdrawal Rights’’) of the Offer to Purchase is amended and supplemented as follows:

Withdrawal rights will now expire at 6:00 p.m., New York City time, on March 29, 2007, unless the U.S. Offer is extended, lapses or is withdrawn.

7.    Price Range of Endesa’s Ordinary Shares and ADSs.

The discussion set forth in Section 10 (‘‘Price Range of Endesa’s Ordinary Shares and ADSs’’) of the Offer to Purchase is amended and supplemented as follows:

The following table shows, for the periods indicated, the high and low prices of ordinary shares and ADSs. Share prices are as reported by the Stock Markets Interconnection System and ADS prices are as reported on the NYSE.

	Endesa
	Ordinary Shares		ADSs
	High	Low	High	Low
	(euros)		(U.S. dollars)
Monthly
February 1, 2007 through February 9, 2007	39.04	37.85	50.49	48.90
January 2007	39.00	35.21	50.49	45.75

8.    Purpose of the Offers; Plans for the Company; Certain Conditions.

The discussion set forth in Section 15 (‘‘Purpose of the Offers; Plans for the Company; Certain Conditions’’) of the Offer to Purchase is amended and supplemented as follows:

E.ON expects that the acquisition of Endesa will generate additional value in the amount of €600 million per year, including €275 million in the form of recurring annual synergies, that will reach its full effect starting 2010.

9.    Source and Amount of Funds.

The discussion set forth in Section 16 (‘‘Source and Amount of Funds’’) of the Offer to Purchase is amended and supplemented as follows:

In order to finance the Offers at the increased offer price of €38.75 in cash per ordinary share and ADS, E.ON entered into a new additional term loan and guarantee facility agreement with HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG on February 2, 2007 (which is referred to as the ‘‘Supplemental Facility Agreement’’).

2

The total amount of financing made available under the Supplemental Facility Agreement is up to €5.3 billion in one tranche. On February 2, 2007, the facility was utilized in the sum of €3,926,644,534 to provide additional guarantees to the CNMV. Under the terms of the Supplemental Facility Agreement, the unutilized portion of the guarantee commitment was immediately cancelled and the size of the facility was reduced to €3,926,644,534. The date of maturity under the Supplemental Facility Agreement is February 20, 2009. The rate of interest under the Supplemental Facility Agreement is linked to a ratings based margin ratchet. Based on an expected initial A rating from Standard & Poor’s and an initial A2 rating from Moody’s, the interest rate will be EURIBOR plus 27.5 basis points per annum for the first three months and EURIBOR plus 32.5 basis points per annum for the periods thereafter.

10.    Legal Matters; Required Antitrust and Other Regulatory Approvals.

The discussion set forth in Section 18 (‘‘Legal Matters; Required Antitrust and Other Regulatory Approvals’’) of the Offer to Purchase is amended and supplemented as follows:

Other legal actions.

Acciona litigation.

On February 5, 2007, the Court granted E.ON’s and E.ON 12’s motion for a preliminary injunction against Acciona and Finanzas prohibiting them from any further violation of Section 13(d) under the Exchange Act and any other disclosure provision in the U.S. securities laws. The Court denied all other preliminary injunctive relief sought by E.ON and E.ON 12.

On February 7, 2007, the Court set the initial scheduling conference for May 11, 2007. On February 7, 2007, E.ON and E.ON 12 appealed to the U.S. Court of Appeals for the Second Circuit (which is referred to as the ‘‘Second Circuit’’) the February 5, 2007 opinion and order of the Court to the extent that it denied preliminary injunctive relief sought by E.ON and E.ON 12. Also on February 7, 2007, E.ON and E.ON 12 filed with the Second Circuit a motion to expedite the appeal, so that it could be decided before the March 20, 2007 meeting of Endesa’s shareholders.

On February 12, 2007, Acciona filed with the Second Circuit a memorandum opposing E.ON and E.ON 12’s motion to expedite the appeal. On February 13, 2007, Acciona filed a notice of cross-appeal. In a filing in support of the cross-appeal, Acciona stated that the issues to be raised on cross-appeal relate to whether (i) E.ON and E.ON 12 have standing, (ii) the District Court had subject-matter jurisdiction, (iii) E.ON has shown a likelihood or substantial likelihood of demonstrating at trial that Acciona filed materially false and misleading Schedules 13D and (iv) the District Court should have enjoined Acciona from further violation of Section 13(d) or other disclosure provisions in the securities laws.

Gas Natural New York litigation.

With regard to the action filed by Gas Natural against E.ON and E.ON 12, the stay expired on January 26, 2007, when E.ON 12 commenced the U.S. Offer. On February 7, 2007, the Court set the initial scheduling conference for May 11, 2007.

11.    Additional Information.

The discussion set forth in Section 19 (‘‘Additional Information’’) of the Offer to Purchase is amended and supplemented as follows:

Recommendation of Endesa’s Board of Directors.

On February 6, 2007, Endesa’s board of directors unanimously determined that the offer price of €38.75 is fair from a financial point of view to Endesa’s shareholders and recommended that shareholders vote in favor of the modifications to Endesa’s articles of association at Endesa’s general shareholders’ meeting. In addition, the members of Endesa’s board of directors who hold ordinary shares have indicated their intention to vote in favor of the modifications of the articles of association.

3

Facsimile copies and manually executed copies of the revised Share Form of Acceptance and manually executed copies of the revised ADS Letter of Transmittal, in each case, properly completed and duly executed, will be accepted. The revised Share Form of Acceptance, the revised ADS Letter of Transmittal and the revised Notice of Guaranteed Delivery and any other required documents should be sent or delivered by each holder of Endesa securities or by such holder’s broker, dealer, commercial bank, trust company or other nominee to the U.S. Tender Agent at one of its addresses set forth below.

THE INFORMATION AGENT FOR THE U.S. OFFER IS:

501 Madison Avenue, 20th Floor
New York, NY 10022

HOLDERS OF ORDINARY SHARES AND ADSs CALL TOLL-FREE
(888) 750-5834

BANKS AND BROKERS CALL COLLECT
(212) 750-5833

THE U.S. TENDER AGENT FOR THE U.S. OFFER IS:

BY MAIL Mellon Investor Services LLC Attn. Reorganization Dept. PO Box 3301 South Hackensack, NJ 07606	BY HAND Mellon Investor Services LLC Attn. Reorganization Dept. 120 Broadway, 13th Floor New York, NY 10271	BY OVERNIGHT DELIVERY Mellon Investor Services LLC 480 Washington Blvd. Mail Drop – Reorg Jersey City, NJ 07310 Attn. Reorganization Dept. 27th Floor

BY FACSIMILE TRANSMISSION
(FOR ELIGIBLE INSTITUTIONS ONLY)
(201) 680-4626

CONFIRMATION RECEIPT OF FACSIMILE BY
TELEPHONE ONLY
(201) 680-4860

Questions and requests for assistance may be directed to the Information Agent at its telephone number or address set forth above. Additional copies of this Supplement, the Offer to Purchase, the revised Share Form of Acceptance, the revised ADS Letter of Transmittal, the revised Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent, and will be furnished promptly at E.ON 12’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.